July 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention: John Stickel

RE:
World Racing Group, Inc.
Amendment No. 2 to Schedule 13E-3 filed June 18, 2009 by World Racing Group, Inc., Vicis Capital Master Fund and Vicis Capital LLC
File No. 005-79158

Preliminary Schedule 14A filed June 18, 2009
File No. 000-18045

Dear Mr. Stickel:

We thank you for your comment letter dated July 1, 2009 (the “Comment Letter”) addressed to World Racing Group, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  Concurrent with the filing of this correspondence, the Company has filed Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 3 to its Schedule 13E-3 (the “Amended Schedule 13E-3”).

Schedule 13E-3

    1. We reissue prior comment 7 of our letter dated April 24, 2009.  For example, disclosure under Item 2 of Schedule 13e-3 does not appear to have been included in the proxy statement.  Please ensure you include all required disclosure in the document distributed to shareholders.

    The proxy statement has been revised to include all information included in the Schedule 13E-3, as requested by the Staff.

    2. Please ensure that each Schedule 13E-3 you file lists the filing persons on its cover page.  See Rule 13e-100.

    The cover page of the Schedule 13E-3 lists each of the filing persons, as required by Rule 13e-100.

Financial Information, page 10

    3. We note your response to comment 5 regarding your belief that the reverse stock split is not material and should not warrant including pro forma financial information. However, while your response letter indicates that the disclosure under Financing of the Reverse Stock Split on page 32 was revised, we are unable to locate any such revisions. Please reconcile the apparent discrepancy in your statement that the reserve stock split is immaterial with your disclosure that after the reverse stock split you will have decreased working capital which may have a material effect on your capitalization, liquidity, results of operation and cash flow.

    We have eliminated the reference to the cost of the Reverse Stock Split having a potential material adverse effect on the Company’s capitalization, liquidity, results of operation and cash flow, in the sections entitled “Financial Effect of the Reverse Stock Split” and “Financing of the Reverse Stock Split”, in response to the Staff’s comment.

Schedule 14A

Price Range of Common Stock and Dividends, page 9

The Special Meeting, page 10

    4. Please relocate these sections so that they appear after your Special Factors section. Items 7, 8 and 9 of Schedule 13E-3 should appear in the Special Factors section at the beginning of the proxy statement immediately following the summary term sheet. See Rule 13e-3(e)(1)(ii).

    The sections referenced in the Staff’s comment letter have been relocated to after the “Special Factor” section, as requested by the Staff.  The information required by Items 7, 8 and 9 of Schedule 13E-3, which are included in the “Special Factor” section, now immediately follow the summary term sheet, as requested by the Staff and as required by Rule 13e-3(e)(1)(ii).

Fairness of the Reverse Stock Split to Stockholders, page 22

    5. We note your response to comment 12. Please expand your disclosure to discuss in detail what was involved in the "summary analysis" conducted by your Board and consistent with your response letter clarify in the disclosure that such analysis was not extensive.

    Additional disclosure has been added to the proxy statement in response to the Staff’s comment.

Form of Proxy Card

    6. Please revise form of proxy to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(l).

    The preliminary proxy card has been marked as “Preliminary Copy” in response to the Staff’s comment.

    We believe that we have adequately responded to the outstanding comments, and respectfully request that any additional responses necessitated by further Staff comments be included in a definitive Proxy Statement filed with the Commission on Schedule 14A.  Please call me directly at (310) 242-5699 with any questions or additional comments.  Thank you for your review and consideration.

Very truly yours,

DISCLOSURE LAW GROUP

By: /s/  Daniel W. Rumsey
      Daniel W. Rumsey

cc:  Mr. Brian M. Carter, Chief Executive and Financial Officer,
       World Racing Group, Inc.
       Hoyt R. Stastney, Quarles & Brady LLP